

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 21, 2015

Scott Woodrow
President and Chief Executive Officer
2304101 Ontario Inc.
100 College Street, Suite 302
Toronto, ON M5G 1L5

> **Re:     2304101 Ontario Inc.**
> **Registration Statement on Form F-1**
> **Filed September 24, 2015**
> **File No. 333-207107**

Dear Mr. Woodrow:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.     The maximum amount of shares that you are offering, which consists of 11,002,445 shares, is significantly less than the 17,114,915 shares you are registering for sale directly by you, according to the fee table and cover page.  Please explain why you are registering an amount that exceeds the maximum amount of shares to be sold by you or revise your document to address this discrepancy.

2.     In the paragraph beginning with "The selling shareholder…" you state that selling shareholders may offer the shares "at varying prices" and that the prices will be determined by "the prevailing market price…."  Please revise to clarify that the selling shareholders must sell at a fixed price unless and until quoted on the OTCQB.  In this regard, we note the paragraph immediately following.

3.	Please briefly expand your cover page to disclose the ownership by your directors and executive officer if the minimum number of shares is sold.

4.	You appear to place the legend required by Item 501(b)(11) on the facing page. Please confirm that the legend will be placed on the cover page.

Prospectus Summary, page 5

5.	Please revise your summary to include a clear description of your current operational status. For example, it appears that you should disclose here that you have no operating history, no commercialized software applications or products, and no customers or revenues. Include a brief, concise description of the tools, products and services you intend to provide including a more detailed description of the therapies or e-formulations you will provide and how you intend to deliver them. In addition, disclose in the summary that there is substantial doubt about your ability to continue as a going concern.

Overview, page 5

6.	Regarding the industry data and other research you cite in your prospectus by GBI Research, Marketsandmarkets Research and Toronto District School Board Special Education Review, please disclose the publication dates of the sources you cite and provide us with supplemental copies of the cited information. Please mark the copies appropriately to designate the portions you rely upon and cross-reference them to the statements in the prospectus. Also tell us whether any of the data was prepared for you or for the offering.

Risk Factors, page 10

7.	Please consider including a risk factor highlighting the risk to shareholders from the assets pledged as collateral to purchasers under the Securities Purchase Agreement. We note the General Security Agreement in exhibit 10.6.

8.	According to the disclosure on page 27, David Lubin & Associates, PLLC will act as your escrow agent. Please include a risk factor disclosing your relationship with the escrow agent, including any resulting conflicts of interest.

Development or assertions by us…, page 10

9.	The disclosure in the third full paragraph on page 36 states that as a result of the January 1, 2014 amendment to the collaboration agreement, all intellectual property rights belong to the Hospital for Sick Children. Please revise this risk factor for consistency or advise.

<u>We may not be in compliance with rules and regulations of the U.S. Food and Drug
Administration…, page 13</u>

10.     Please explain in greater detail why you believe your products and services could subject
        you to the rules and regulations of the U.S. Food and Drug Administration.

<u>Selling Shareholders, page 24</u>

11.     Please disclose any material relationships Messrs. Benjamin and Daniel Kaplan may have
        with Mr. Jesse Kaplan, your director.  In addition, it appears that the information in the
        column titled "percentage of ownership before the offering" is problematic.  Refer to
        Item 9.D. of Form 20-F.

<u>Dilution, page 26</u>

12.     Please include a comparison of the public cash contribution under the proposed offering
        and the effective cash contribution of your officers, directors, promoters and affiliated
        persons.  Refer to Item 9.E.1 of Form 20-F.

<u>Share Capital</u>

<u>Options, page 32</u>

13.     You disclose in this section that you have options outstanding to purchase a total of
        8,600,000 shares of common.  This is inconsistent with your disclosure elsewhere stating
        that 8,200,000 shares of common are issuable upon exercise of options.  In addition, the
        number of shares for which options are currently exercisable is inconsistent with number
        in footnote (4) on page 49.  Please reconcile.

<u>Description of Business, page 35</u>

14.     We note that you have not included a discussion of ehave though it appears you have a
        website that describes your business under this name.  Please provide us with further
        details.

<u>Plan of Operations, page 41</u>

15.     You disclose in this section your activities for the next 6 months.  It appears that you
        should provide disclosure regarding your short term plans for a 12-month period.  Please
        expand to disclose the obstacles that remain prior to commercialization.  Also disclose
        the expected date of commercialization of your software products.

Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 44

16.     Please reconcile your statement in the first risk factor on page 9 that you believe you have sufficient cash flows to operate for at least the next 12 months with your statement here that you believe your current cash resources are sufficient to enable you to continue operations for the next six months. Disclose the additional dollar amount needed to fund your operations for 12 months.

Directors, Senior Management, and Employees

Background Information, page 46

17.     Please provide a complete discussion of Mr. Woodrow's business experience.  For instance, please include relevant information regarding his positions as president of 2110345 Ontario Inc. and NView and provide a brief description of the business activities of those entities.

Security Ownership of Certain Beneficial Owners and Management, page 48

18.     Please expand the definition of beneficial owner in the introductory paragraph and the table that follows to include holders that have the power to receive the economic benefit of ownership of the securities.  Refer to the definition of beneficial owner under General Instruction F of Form 20-F.

Additional Information

Foreign Private Issuer, page 50

19.     In the second paragraph, you refer to your obligations to file proxy statements.  You should note that as a foreign private issuer, you are not subject to this requirement. Please revise in accordance with the immediately following paragraph.

Recent Sales of Unregistered Securities, page 52

20.     For each transaction, please disclose the exemption from registration relied upon and briefly state the facts relied upon to make the exemption available.  Refer to Item 7 of Form F-1 and Item 701(d) of Regulation S-K.

Exhibits and Financial Statement Schedules, page 53

21.     Please file a copy of the form of subscription agreement you intend to enter into with investors purchasing shares in this offering.

22.     Please file a copy of the escrow agreement with David Lubin & Associates, PLLC.

23.     Please file the complete escrow agreement (Exhibit 10.7).  We note the reference to schedule A, which is not included with the filed agreement.  In addition, please file a complete copy of Exhibit 10.9 with its schedules and Exhibit 10.18 with exhibits A – D.

Exhibit 3.1

24.     Please file as an exhibit a copy of the articles of incorporation in the proper searchable format.  Likewise, file copies of exhibit 3.2, 3.3, 3.4, 10.9, 10.11, 10.12, 10.13, and 10.14 in searchable format.  We refer you to Rules 301 and 304 of Regulation S-T.

Item 9.  Undertakings, page 54

25.     Please provide the undertaking required by Item 512(a)(4) of Regulation S-K.

Audit Opinion, page F-1

26.     Please revise your filing to include a report by your independent registered public accounting firm that indicates the city and state where the report was issued.  See Rule 2-02(a)(3) of Regulation S-X.

Statements of operations and other comprehensive loss, page F-3

27.     Please revise to present your net loss per share as required by ASC 260-10-45-2 and to include the disclosure requirements set forth in ASC 260-10-50-1.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc:     David Lubin, Esq.
        David Lubin & Associates, PLLC